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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 FORM 11-K


    (Mark One)
        [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

                 For The Fiscal Year Ended December 31, 2002

                                    OR

        [ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934


                 For The transition period from _____ to _____.



                        Commission File No:  001-13739


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  TUCSON ELECTRIC POWER COMPANY 401(k) PLAN


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         UniSource Energy Corporation
                      One South Church Avenue, Suite 100
                              Tucson, AZ  85701



--------------------------------------------------------------------------------

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

                                                                      Page(s)

Required Information.....................................................3


Report of Independent Accountants........................................4


Financial Statements:

    Statements of Assets Available for Benefits
     at December 31, 2002 and 2001.......................................5

    Statement of Changes in Assets Available for
     Benefits for the Year Ended December 31, 2002.......................6

    Notes to Financial Statements.....................................7-12


Supplemental Schedule:

    Schedule of Assets (Held at End of Year) at December 31, 2002.......13

Signature Page..........................................................14

Exhibit 23 - Consent of Independent Accountants.........................15

Exhibit 99 - Certifications Pursuant to Section 906
 of the Sarbanes-Oxley Act..............................................16

                             REQUIRED INFORMATION
                             --------------------


     The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 - 3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

     The written consent of PricewaterhouseCoopers LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


To the Participants and Administrator of the Tucson Electric Power Company 401(k) Plan:

In our opinion, the accompanying statements of assets available for benefits and the related statements of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Tucson Electric Power Company 401(k) Plan (the Plan) at December 31, 2002 and 2001, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers, LLP
June 20, 2003

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                  2002              2001
                                                  ----              ----

ASSETS

Investments:
    At fair value:
        Fund investments                     $  81,336,424     $  95,403,640
        Participant loans receivable             2,932,477         3,078,171
                                             --------------    --------------
                                                84,268,901        98,481,811

    At contract value:
        Fund investments                         4,905,626         4,014,311
                                             --------------    --------------
              Total Investments                 89,174,527       102,496,122
                                             --------------    --------------

Receivables:
    Employer contributions                          75,745            81,416
    Participant contributions                      154,638           111,722
                                             --------------    --------------

              Total Receivables                    230,383           193,138
                                             --------------    --------------

              Assets available for benefits  $  89,404,910     $ 102,689,260
                                             ==============    ==============





  The accompanying notes are an integral part of these financial statements.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                  2002              2001
                                                  ----              ----
Additions:

    Contributions:
        Employer contributions               $   3,178,380     $   3,119,347
        Participant contributions                6,796,359         6,246,661
                                             --------------    --------------
              Total contributions                9,974,739         9,366,008

    Transfer of merged plan assets                       -           364,888

    Investment income (loss):
        Interest and dividend income               523,405         2,362,766

        Net depreciation in fair value
          of investments                       (19,630,500)      (16,222,520)
                                             --------------    --------------
              Total investment loss             (9,132,356)       (4,128,858)
                                             --------------    --------------

Deductions:

    Benefits paid to participants                4,139,321         5,708,832
    Administrative expenses                         12,673             8,496
                                             --------------    --------------
              Total deductions                   4,151,994         5,717,328
                                             --------------    --------------

Net decrease                                   (13,284,350)       (9,846,186)
                                             --------------    --------------
Assets available for benefits:
    Beginning of year                          102,689,260       112,535,446
                                             --------------    --------------

    End of year                              $  89,404,910     $ 102,689,260
                                             ==============    ==============




   The accompanying notes are an integral part of these financial statements.

TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN
------------------------

The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL
All regular employees of Tucson Electric Power Company and participating subsidiaries of UniSource Energy Corporation, the parent company of the Plan sponsor, (collectively, the Company) who are employed by the Company on or after November 1, 1985 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ADMINISTRATION
The Company's Pension Committee (the "Committee"), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the "Trustee") serves as trustee of all Plan investments. The Company funds the Plan's administrative costs, except for loan administrative fees and brokerage account fees, which are paid directly by the participants out of their accounts.

CONTRIBUTIONS
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage up to but not in excess of 15% of their pre-tax compensation. Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1% into any combination of these funds. Contributions are subject to certain limitations. Prior to July 1, 2000, the investments had to be made in 5% increments greater than or equal to 10%.

The Plan also allows for rollovers from participants' other external 401(k) plans ("Qualified Rollovers") into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.

Each payroll period during the two years ended December 31, 2002, the Company contributed Company Matching Contributions to the Plan with respect to each participant in an amount equal to the lesser of (i) the excess of the participant's Compensation Deferral Contributions to the Plan in the Plan Year over the Company Matching Contributions previously made in respect to the participant in the Plan year or (ii) 4.5% of the participant's compensation for that payroll period. Participants direct the investment of such Company contributions using the same guidelines discussed above for participant contributions. Effective July 1, 2000, the Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions.

------------------------------------

LOANS TO PARTICIPANTS
Loan amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant's accounts at the date of the loan. Loan terms must be for at least six months and no more than five years, except that loans used to purchase a principal residence may have a term up to 15 years. Loan repayments are made biweekly through payroll deductions and are considered to be in default if all payments are not made for any three month period. Each loan is secured by the balance of the participant's account and bears a fixed rate of interest established by the Committee which in no event is less than 2% over the prime rate. Interest rates for the years ended December 31, 2002 and 2001 ranged from 6.25% to 11.50%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund.

DISRIBUTIONS
A participant's account becomes distributable upon termination of employment, total disability, death or retirement. A participant or beneficiary of a deceased participant may elect to have his or her account distributed a) as soon as practicable following the date of termination or death, or b) in the plan year following such date. Absent such an election, distributions do not occur until the close of the quarter in which the last Company match is made.

The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are paid in a cash lump sum.

Under certain conditions, once each plan year a participant may withdraw all or a portion of his account while still employed by the Company. Withdrawals from a participant's account are only permitted (i) for participants who have attained age 59 1/2 or (ii) in the event of a participant's hardship as defined in Section 401(k) of the Internal Revenue Code of 1954, as amended. Beginning with the plan year in which participants reach age 59 1/2, they may withdraw any portion up to the entire amount of their Salary Deferral Contributions Account and/or their Company Matching Contributions Account.
In addition, participants may withdraw any portion of their Salary Deferral Contributions Account, excluding earnings credited after December 31, 1988, if they have incurred a financial hardship. The amount which may be withdrawn in the case of a participant's hardship may not exceed the amount needed and is subject to the approval of the Committee.

INVESTMENTS
During 2002, thirteen investment options were offered to participants. A brief description of each of the investment options follows:

1) The Fidelity Magellan Fund, a mutual fund which invests in common stocks and securities convertible into common stock of domestic, foreign and multinational issuers of all sizes that offer potential for growth;

------------------------------------

2) The Fidelity Equity Income Fund, a mutual fund which invests primarily in income-producing equity securities;

3) The Fidelity Growth Company Fund, a mutual fund which invests in common stocks and securities convertible into common stock of companies that have above-average growth potential;

4) The Fidelity Intermediate Bond Fund, a mutual fund which invests mainly in investment-grade debt securities while maintaining an average maturity of three to ten years;

5) The Fidelity Asset Manager Fund, a mutual fund which diversifies investments across stocks, bonds and short-term instruments both in the United States and abroad;

6) The Fidelity Retirement Money Market Portfolio, which is invested in high quality, U.S. dollar-denominated money market instruments of the United States and foreign issuers which present minimal credit risk;

7) The Fidelity Managed Income Portfolio, which is mainly invested in short- and long-term conventional and synthetic investment contracts or funding agreements issued by insurance companies and other institutions that meet high credit quality standards;

8) The Spartan U.S. Equity Index Fund, a mutual fund which invests primarily in the companies that make up the Standard and Poor's 500 index;

9) The Fidelity Low-Priced Stock Fund, a mutual fund which mainly invests in companies with a stock price of $35.00 or less per share at the time of purchase;

10) The Janus Flexible Income Fund, a mutual fund which invests in a wide variety of income-producing securities including corporate bonds and notes, government securities, indexed and structured securities, preferred stock, income-producing common stocks, convertible and exchangeable debt securities and, to a lesser extent, in common stocks or debt securities that are not currently paying dividends or interest;

11) The Janus Worldwide Fund, a mutual fund which invests mainly in common stocks of companies and organizations of any size, from at least five different countries, including the U.S.;

12) The Brokeragelink Account, where participants may elect to invest their contributions into a self-directed investment portfolio, under the assistance and custodianship of Fidelity Brokerage Services;

------------------------------------

13) The UniSource Energy Stock Fund, a real-time trading stock fund which invests in the common stock of UniSource Energy Corporation.

The Fidelity Mutual Funds listed above are managed by the Trustee. The Janus funds are managed by Janus Investments.

VESTING
A participant's interest in each of his accounts is at all times 100% vested.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.


2.  SUMMARY OF ACCOUNTING POLICIES
----------------------------------

BASIS OF ACCOUNTING
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value except for its investments in the Fidelity Managed Income Portfolio, which are valued at contract value including accumulated earnings. The Fidelity Magellan, Fidelity Equity Income, Fidelity Growth Company, Fidelity Intermediate Bond, Fidelity Asset Manager, Spartan U.S. Equity Index, Fidelity Low-Priced Stock, Janus Flexible Income and Janus Worldwide Funds are valued at the net asset value of the underlying investments as of the last day of the Plan year as quoted by the National Association of Securities Dealers, Inc. The Fidelity Retirement Money Market Portfolio is stated at cost plus accumulated earnings which approximates fair value. The UniSource Energy Stock Fund and the Brokerage Account are stated at fair value. Loans to participants are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

----------------------------------------------

The Plan presents in the Statement of Changes in Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

PAYMENT OF BENEFITS
Benefits are recorded when paid.


3.  INVESTMENTS
---------------

The following presents investment funds that represent five percent or more of the Plan's assets as of December 31:

                                                     2002           2001
                                                     ----           ----
Fidelity Magellan Fund
  245,441 and 250,665 units, respectively        $19,380,022    $26,124,294

Fidelity Growth Company Fund
  476,168 and 484,551 units, respectively        $16,865,874    $25,787,829

Fidelity Equity Income Fund
  309,549 and 296,995 units, respectively        $12,279,819    $14,484,439

Fidelity Retirement Money Market Fund
  12,013,820 and 10,885,465 units, respectively  $12,013,820    $10,885,465

Fidelity Intermediate Bond Fund
  523,651 and 351,944 units, respectively        $ 5,618,775    $ 3,632,064

Fidelity Managed Income Portfolio
  4,905,626 and 4,014,311 units, respectively    $ 4,905,626    $ 4,014,311

During 2002 and 2001, the Plan's investment funds at fair value depreciated (including gains and losses on investments purchased and sold, as well as held during the year) in value by $19,630,500 and $16,222,520, respectively.

                                       11
--------------------------------------------------------------------------------

4.  CONCENTRATION OF CREDIT RISK
--------------------------------

At December 31, 2002 and 2001, the Plan's assets consist primarily of investments in financial instruments, money market funds, investment contracts, mutual funds, UniSource Energy stock and participant loans. The Plan does not require collateral or other security to support the investments in these
financial instruments.   These investments may subject the Plan to
concentrations of risk, as from time-to-time, cash balances exceed amounts insured by the Federal Deposit Insurance Corporation and the value of UniSource Energy stock and mutual funds are subject to changes in market values.


5.  TAX STATUS
---------------

The Plan is qualified under Section 401 of the Internal Revenue Code ("IRC") and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated September 27, 2002, has been received from the IRS. The Plan has since been amended; however, the Plan administrator believes that the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.


6.  RELATED PARTY TRANSACTIONS
-------------------------------

The Plan's investments in shares of mutual funds managed by the Trustee and in stock of UniSource Energy Corporation qualify as party-in-interest transactions for which a statutory exemption exists.


7.  SUBSEQUENT EVENT
---------------------

On October 29, 2002, UniSource Energy entered into two Asset Purchase Agreements with Citizens Communication Company (Citizens) for the purchase of Citizens' Arizona electric and gas utility businesses. The asset purchases are expected to close in the second half of 2003 after the conditions to the consummation of the transactions, including federal and state regulatory approvals, are satisfied or waived. Upon closing and transfer of employment to UniSource Energy Services, Inc., the participants of the Citizens' 401(k) Savings Plan will have the option to roll over their account balance, including outstanding loan balances, to the Tucson Electric Power Company 401(k) Plan.


TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2002
---------------------------------------------------------------------------------------------------------

          Column B                                 Column C                    Column D      Column E
                                    Description of Investment Including
 Identity of Issuer, Borrower,        Maturity Date, Rate of Interest,
   Lessor or Similar Party           Collateral, Par or Maturity Value          Cost**     Current Value
 -----------------------------      -----------------------------------         ------    ---------------
* Fidelity Magellan Fund         Investment in 245,441 units of a growth fund             $ 19,380,022

* Fidelity Growth Company Fund   Investment in 476,168 units of a growth fund               16,865,874

* Fidelity Equity Income Fund    Investment in 309,549 units of a growth and                12,279,819
                                   income fund

* Fidelity Retirement Money      Investment in 12,013,820 units of a money                  12,013,820
    Market Portfolio               market fund

* Fidelity Intermediate          Investment in 523,651 units of an income fund               5,618,775
    Bond Fund

* Fidelity Managed Income        Investment in 4,905,626 units of an                         4,905,626
    Portfolio                      open-ended commingled pool

* Fidelity Low-Priced            Investment in 144,506 units of a growth fund                3,637,223
    Stock Fund

  Janus Worldwide Fund           Investment in 80,035 units of a growth fund                 2,571,534


* Fidelity Asset Manager Fund    Investment in 149,622 units of an asset                     2,064,787
                                   allocation fund

* Fidelity Spartan U.S.          Investment in 64,005 units of a growth fund                 1,993,770
    Equity Index Fund

* UniSource Energy Stock Fund    Investment in 114,607 units of a real-time                  1,981,559
                                   trading company stock fund

  Brokeragelink Account          Investment in 1,866,427 units of a                          1,866,427
                                   self-directed investment fund

  Janus Flexible Income Fund     Investment in 110,365 units of an income fund               1,062,814


* Loans to Participants          Loans with maturities ranging from 1 month                  2,932,477
                                   to 180 months and interest rates from                  --------------
                                   6.25% to 11.50%
                                                                                          $ 89,174,527
                                                                                          ==============

*  Denotes party-in interest
** Historical cost information is not required for participant-directed investments.


                              SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TUCSON ELECTRIC POWER COMPANY 401(k) PLAN


By: Tucson Electric Power Company 401(k) Plan Administrative Committee


    By:   /s/ Kevin P. Larson                     Date:  June 27, 2003
        -----------------------------                   ---------------
              Kevin P. Larson
   Member of Plan Administrative Committee



    By:   /s/ Steven J. Glaser                    Date:  June 27, 2003
        -----------------------------                   ---------------
              Steven J. Glaser
   Member of Plan Administrative Committee



    By:   /s/ Michael J. DeConcini                Date:  June 27, 2003
        -----------------------------                   ---------------
              Michael J. DeConcini
   Member of Plan Administrative Committee